1 June 2010

OPEN JOINT STOCK COMMERCIAL BANK NADRA
COMMENCES CONSENT SOLICITATION

Consent Solicitation

Pursuant to a consent solicitation memorandum dated 1 June 2010 (the “Consent Solicitation Memorandum”), HSBC Bank plc (the “Original Issuer”) (acting in conjunction with its proposed successor NDR Finance plc (the “New Issuer”)), at the request and under the instructions of Open Joint Stock Commercial Bank Nadra (“Nadra”), announces that it is soliciting consents from Noteholders of any and all of the outstanding U.S.$175,000,000 9.25% Loan Participation Notes due 2010 (the “Notes”) issued by, without recourse to, the Original Issuer, for the sole purpose of funding a loan to Nadra, as further described below.  The Original Issuer (acting in conjunction with its proposed successor, the New Issuer), at the request and under the instructions of Nadra, is soliciting the approval of the beneficial holders of the outstanding Notes (the “Noteholders”) to consider and, if thought fit, pass an extraordinary resolution (the “Extraordinary Resolution”) at a meeting of Noteholders to be held on 16 June 2010 (the “Meeting”) to approve amendments to (i) the terms and conditions of the Notes (the “Conditions”), (ii) the loan agreement dated 25 June 2007 entered into by the Original Issuer and Nadra relating to the Notes (the “Loan Agreement”), (iii) the trust deed dated 28 June 2007 entered into by the Original Issuer and the Trustee (as defined below) (the “Trust Deed”) and (iv) the agency agreement dated 28 June 2007 entered into between, inter alios, HSBC Bank plc in its capacity as principal paying agent and registrar, UBS AG in its capacity as Swiss paying agent, the Original Issuer, and the Trustee. In addition, the Original Issuer (acting in conjunction with its proposed successor, the New Issuer), at the request and under the instructions of Nadra, is soliciting the approval of the Noteholders to certain waivers as more specifically described below and in the Extraordinary Resolution. In consideration for, and subject to, the passing of the Extraordinary Resolution by the Noteholders, Nadra, through the Original Issuer, is offering each Noteholder who validly votes in favour of the Extraordinary Resolution prior to the Expiration Time and has not revoked such vote an amount (rounded to the nearest $0.01) equal to U.S.$102.86 per U.S.$1,000 in principal amount of Notes held by such Noteholder and validly voted in favour of the Extraordinary Resolution via an Electronic Voting Instruction prior to the Expiration Time.

Indicative Terms

Among other things, the Original Issuer (acting in conjunction with its proposed successor, the New Issuer), at the request and under the instructions of Nadra, has requested that the Noteholders approve the following changes to the Conditions, the Loan Agreement, the Agency Agreement and the Trust Deed to take effect on the Settlement Date:

1.	The substitution of the Original Issuer with the New Issuer;

2.	The granting by the New Issuer with full title guarantee and as continuing security for the payment of all sums due under the Trust Deed as will be amended by the Supplemental Trust Deed, of:

(a)
a first fixed charge (the “Charge”) in favour of the Trustee for the benefit of itself and the Noteholders all of the New Issuer’s rights, interests and benefits in and to (i) principal, interest and other amounts now or hereafter paid and payable by Nadra to the New Issuer as lender under the Loan Agreement as will be amended by the Supplemental Loan Agreement; (ii) all amounts now or hereafter paid or payable by Nadra under or in respect of any claim, award or judgment relating to the Loan Agreement as will be amended by the Supplemental Loan Agreement; and (iii) all sums held on deposit including accrued interest from time to time in the Collection Account (as defined in the Trust Deed) or any other account of the New Issuer together with the debt represented thereby, provided, however, that (A) for the avoidance of doubt the New Issuer shall remain legal and beneficial owner of the property subject to the Charge (the “Charged Property”) following the granting of the Charge and (B), there shall be excluded from the Charge the Reserved Rights and any amounts relating to the Reserved Rights (as defined in the Trust Deed);

(b)
an assignment absolutely by way of security to the Trustee for the benefit of itself and the Noteholders all of the New Issuer’s rights, interests and benefits whatsoever, both present and future, whether proprietary, contractual or otherwise under or arising out of or evidenced by the Loan Agreement as will be amended by the Supplemental Loan Agreement (including, without limitation, the right to declare the Loan immediately due and payable and to take proceedings to enforce the obligations of Nadra thereunder) other than the Charged Property, the Reserved Rights and any amounts payable by the Borrower in relation to the Charged Property and the Reserved Rights; and

(c)	a floating charge over the whole of the New Issuer’s undertakings and assets to the extent that such undertakings and assets are not subject to any other security created pursuant to the Trust Deed;

3.	The extension of the final maturity date of the Notes from 28 June 2010 to the seventh anniversary of the Settlement Date;

4.	The extension of the repayment date of the Loan from 28 June 2010 to the seventh anniversary of the Settlement Date;

5.
The reduction of the principal amount of the Notes, which will be applied pro rata such that each Noteholder will, following the implementation of the Amendments, hold U.S.$426.14 for every U.S.$1,000 principal amount of Notes held prior to the implementation of the Amendments (provided that the total aggregate amount of Notes per Noteholder will be rounded down to the nearest U.S.$1.00);

6.
The reduction of the principal amount of the Loan by such amount as will make the outstanding balance of the Loan equal, on the Settlement Date, to the aggregate principal amount outstanding of the Notes on the same date;

7.
Amending the repayment terms of the Notes from a single repayment on the maturity date to provide for the repayment of principal in instalments and the addition of an amortisation schedule in respect of repayment of the principal amount of the Notes as follows:

Interest Payment Date falling in:	% of principal amount of Notes outstanding as of the Settlement Date of this Consent Solicitation to be repaid:
Third anniversary of Settlement Date	20.00
Fourth anniversary of Settlement Date	25.00
Fifth anniversary of Settlement Date	25.00
Sixth anniversary of Settlement Date	15.00
Seventh anniversary of Settlement Date	15.00

8.
Amending the repayment terms of the Loan from a single repayment on the repayment date to provide for the repayment of principal in instalments and the addition of an amortisation schedule in respect of repayment of the principal amount of the Loan as follows:

Interest Payment Date falling in:	% of principal amount of Notes outstanding as of the Settlement Date of this Consent Solicitation to be repaid:
Third anniversary of Settlement Date	20.00
Fourth anniversary of Settlement Date	25.00
Fifth anniversary of Settlement Date	25.00
Sixth anniversary of Settlement Date	15.00
Seventh anniversary of Settlement Date	15.00

9.	A reduction in the rate of interest on the Notes from 9.25 per cent. per annum to 8 per cent. per annum;

10.	A reduction in the rate of interest on the Loan from 9.25 per cent. per annum to 8 per cent. per annum;

11.
The change in frequency of the payment of interest under the Notes from semi-annually to annually, payable on the anniversary of the Settlement Date of each year commencing on the first anniversary of the Settlement Date and accruing from and including the Settlement Date;

12.
The change in frequency of the payment of interest under the Loan from semi-annually to annually, payable on the anniversary of the Settlement Date of each year commencing on the first anniversary of the Settlement Date and accruing from and including the Settlement Date;

13.	The change in the manner in which interest under the Notes shall be calculated from:

being calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed and taking the resulting figure and dividing by two and rounding the resulting figure, to:

being calculated on the basis of the actual number of days elapsed from and including the previous Interest Payment Date (as defined in the Trust Deed, as will be amended by the Supplemental Trust Deed), divided by 365 (or, if any portion of that Interest Period (as defined in the Trust Deed, as will be amended by the Supplemental Trust Deed), falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period (as defined in the Trust Deed, as will be amended by the Supplemental Trust Deed) falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period (as defined in the Trust Deed, as will be amended by the Supplemental Trust Deed) falling in a non-leap year divided by 365);

14.           The change in the manner in which interest under the Loan shall be calculated from:

being calculated on the basis of a year of 360 days consisting of 12 months of 30 days each and, in the case of an incomplete month, the actual number of days elapsed,

to:

being calculated on the basis of the actual number of days elapsed from and including the previous Interest Payment Date divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

15.
The insertion into the Loan Agreement of an arrangement fee, in an amount equal to the Consent Fee, to be payable on the Settlement Date, by Nadra to the New Issuer in respect of the Loan to fund the payment of the Consent Fee;

16.	The change in threshold amount for triggering a cross-default under Clause 15.3 (Cross Default) of the Loan from U.S.$10,000,000 to U.S.$25,000,000;

17.
The change in the threshold amount in Clause 14.8 (Payment of Taxes and Other Claims) of the Loan Agreement from U.S.$1,000,000 (or its equivalent in any other currency) to U.S.$10,000,000 (or its equivalent in any other currency);

18.
Amending the definition of “Change of Control” in each of the Loan Agreement and the Conditions to replace the existing requirement for the individuals named therein to hold a majority share of the authorised capital of Nadra, to state that a “Change of Control” will be deemed to occur if: (i) any person or group other than the government of Ukraine, the NBU or any other regulatory body of Ukraine (each a “Government Entity”) becomes (through one or a series of transactions) the beneficial owner of more than 50 per cent. of the voting rights attaching to the authorised share capital of Nadra, or (ii) any person or group (other than a Government Entity) who beneficially owns more than 50 per cent. of the voting rights attaching to the authorised share capital of Nadra ceases to beneficially own at least 50 per cent. of such voting rights;

19.
Amending the definition of “Permitted Security Interests” in the Loan Agreement to include any Security Interest given to the NBU associated with the restructuring of Nadra’s secured NBU loans up to a maximum amount equal to UAH10 billion;

20.
Amending the definition of “Event of Default” in the Loan Agreement to allow the New Issuer (in its capacity as lender thereunder) to call an event of default in respect of Nadra in the event that (a) there is no formal resolution to recapitalise Nadra made by the Cabinet of Ministers of Ukraine which has become effective according to Ukrainian Law on or prior to 30 September 2010 or (b) the recapitalisation of Nadra, as described in the resolution described in (a) above, which results in Nadra being in full compliance with all its statutory financial ratios, is not successfully completed on or prior to 31 December 2010; or (c) at any time, in the event that the resolution referred to in (a) above is rescinded;

21.
Amending Clause 14 (Covenants) of the Loan Agreement to include a further covenant of Nadra that neither it, nor any party on its behalf, may make any payment before its originally scheduled due date of principal or interest, in each case on account of any Indebtedness (as defined in the Loan Agreement) of Nadra, or any Subsidiary (as defined in the Loan Agreement) thereof, following any acceleration of such Indebtedness, prior to 31 December 2010, without the prior consent of the New Issuer acting on the instructions of the

Noteholders holding or representing not less than two-thirds of the principal amount of the Notes then outstanding;

22.	The change in the minimum denomination of the Notes from U.S.$100,000 to U.S.$1 and the removal of the concept of integral multiples;

23.	The change in the multiple of Notes held by a Noteholder in order to receive a vote on a poll vote from U.S.$1,000 to U.S.$1; and

24.
All other consequential changes to the Conditions, the Loan Agreement, the Trust Deed or the Agency Agreement as are necessary for or expedient to the modifications set out above in paragraphs (1) to (23) above.

In addition, the Original Issuer (acting in conjunction with its proposed successor, the New Issuer), at the request and under the instructions of Nadra, has requested that the Noteholders unconditionally and irrevocably waive:

(i)
any and all Events of Default or Potential Events of Default (each as defined in the Loan Agreement) (other than as caused as a result of insolvency under Clause 15.6(b) or (c) (Revocation of Licence; Insolvency) of the Loan Agreement) existing prior to the Settlement Date and whether known or unknown;

(ii)
any and all future Events of Default or Potential Events of Default (each as defined in the Loan Agreement) (other than as caused as a result of insolvency under Clause 15.6(b) or (c) (Revocation of Licence; Insolvency) of the Loan Agreement), whether known or unknown, that occur from and including the Settlement Date up to and including 28 June 2010, being the existing final maturity date of the Notes and repayment date of the Loan, to allow Nadra sufficient time to complete the restructuring of its remaining debts and obtain the necessary approvals and registrations (including those of the NBU);

(iii)
the requirement of Nadra to produce IFRS compliant audited consolidated financial statements and IFRS compliant unaudited consolidated financial statements, in each case for the period up to and including 31 December 2011;

(iv)	any and all Events of Default or Potential Events of Default (each as defined in the Loan Agreement) under Clause 15.3 (Cross Default) existing prior to 31 December 2010, whether known or unknown;

(v)	any and all Events of Default or Potential Events of Default (each as defined in the Loan Agreement) associated with the act of any future state recapitalisation of Nadra; and

(vi)
any and all claims to amounts of interest or additional amounts due and unpaid up to (but excluding) the Settlement Date, in each case under the Conditions, the Loan Agreement, the Trust Deed, the Agency Agreement and any other documents ancillary thereto.

Timetable

The following table sets forth certain key dates for the Consent Solicitation, as described in the Consent Solicitation Memorandum:

Event	Date and Time
Expiration Time	11.00 a.m. 14 June 2010

Deadline for Noteholders to deliver or procure delivery to the Tabulation Agent of Electronic Voting Instructions in favour of the Extraordinary Resolution to be eligible to receive the Consent Fee.
Date and time of the Noteholders’ Meeting	11.00 a.m. on 16 June 2010
The announcement via the Clearing Systems of the results of the Meeting.	As soon as reasonably practicable after the Meeting.
Settlement Date
Subject to the Extraordinary Resolution having been passed at the Meeting (which was not adjourned) and having become effective in accordance with its terms, the date on which (i) the Clearing Systems receive in full the Consent Fee and (ii) the Supplemental Trust Deed (including the Amended Conditions), the Supplemental Loan Agreement, the Supplemental Agency Agreement and any ancillary documents thereto have become effective, which shall be on or about 21 June 2010.

Consent Fee

The Consent Fee is being offered to each Noteholder who votes in favour of the Extraordinary Resolution by delivering (and not subsequently revoking) Electronic Voting Instructions in favour of the Extraordinary Resolution at the Meeting (or, if applicable, adjourned meeting) at which the Extraordinary Resolution is passed, in consideration for, and subject to, the passing of the Extraordinary Resolution, as further described the Memorandum.

Subject to the terms and conditions specified in the Memorandum, Noteholders who submit a valid Electronic Voting Instruction, in favour of the Extraordinary Resolution by no later than the Expiration Time and who do not revoke their Electronic Voting Instruction or otherwise make arrangements to abstain from voting in respect of the Extraordinary Resolution will be entitled to receive the Consent Fee on the Settlement Date, if the Extraordinary Resolution is passed.

If the Extraordinary Resolution is passed, the Proposal outlined in the Memorandum and the subject of the Extraordinary Resolution will become effective on the Settlement Date, following receipt by the Clearing Systems of the Consent Fee.  Noteholders who have submitted Electronic Voting Instructions shall not be entitled to revoke such instruction, unless otherwise required by law or permitted by the Trust Deed.

Noteholders who submit or deliver their Electronic Voting Instructions after the Expiration Time will not be eligible to receive the Consent Fee.

Rationale for the Offer

On 10 May 2010, Nadra agreed a memorandum of understanding with a group of Noteholders representing approximately 50 per cent. of the aggregate par value of the Notes on terms generally consistent to changes 3 through 19 (in each case inclusive) outlined above in the “Indicative Terms” section of this announcement.
Descriptions of the background to the Consent Solicitation and of certain risk factors relating to the Consent Solicitation are set out in the Consent Solicitation Memorandum, a copy of which is available from each of the Tabulation Agent and the Solicitation Agent (as defined below), at the addresses are set out below.

Voting and Quorum

Noteholders who wish to vote must do so in accordance with the procedures of the relevant clearing system.  Noteholders should note that they must allow sufficient time for compliance with the standard operating procedures of the Clearing Systems in order to ensure delivery of their voting instructions to the Tabulation Agent in advance of the Expiration Time on the Expiration Date.

The quorum required at the Meeting shall be two or more persons validly (in accordance with the provisions of the Trust Deed) present (each a “voter”) in person holding, or being proxies and representing or holding, not less than two-thirds of the aggregate principal amount of the outstanding Notes, provided however that, so long as at least two-thirds of the aggregate principal amount of the outstanding Notes is represented by a Global Note Certificate or a single Individual Note Certificate (each as defined in the Trust Deed), a single voter appointed in relation thereto or being the holder of the Notes represented  thereby shall be deemed to be two voters for the purposes of forming a quorum.

To be passed in relation to the Notes, the Extraordinary Resolution must be passed at a Meeting or adjourned meeting, as applicable, duly convened and held in accordance with the provisions of Schedule 4 (Provisions for Meetings of Noteholders) to the Trust Deed by a majority of not less than three quarters of the votes cast.

Solicitation Agent and Tabulation Agent

The solicitation agent for the Consent Solicitation is UBS Limited (the “Solicitation Agent”). The tabulation agent for the Consent Solicitation is Lucid Issuer Services Limited (the “Tabulation Agent”). Any questions regarding procedures for the Consent Solicitation or requests for additional copies of the Consent Solicitation Memorandum and related documents, which are available for free and which describe the Consent Solicitation in greater detail may be directed to any of these parties. Contact details of each are provided below.

SOLICITATION AGENT:	TABULATION AGENT

UBS LIMITED 1 Finsbury Avenue London EC2M 2PP United Kingdom Attention: Liability Management Group Telephone: +44 (0)20 7567 0525 Facsimile: +44 (0)20 7568 5332 E-mail: mark-t.watkins@ubs.com	Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP United Kingdom Attention: Sunjeeve Patel Telephone: +44 20 7704 0880 Facsimile: +44 20 7067 9098 Email: nadra@lucid-is.com

None of the Solicitation Agent, the Original Issuer, the New Issuer, the Trustee or the Tabulation Agent are making any recommendation to Noteholders as to whether or not they should provide consents in connection with the proposed amendments and/or to vote in favour of the Extraordinary Resolution.

The Consent Solicitation is being made solely by means of the related Consent Solicitation Memorandum. Under no circumstances shall this announcement constitute the solicitation of an offer to sell the Notes or any other securities of Nadra. It also is not a solicitation of consents to the proposed amendments to the trust deeds applicable to the Notes. No recommendation is made as to whether Noteholders should tender their Notes or give their consent to the proposed amendments.

The Consent Solicitation is not being made in the Republic of Italy or any other jurisdiction in which the making of an offer would not be in compliance with the laws or regulations of such jurisdiction.